Esther L. Moreno

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Suite 1100

Miami, FL 33131

T: 305 374 5600

F: 305 374 5095

esther.moreno@akerman.com

April 25, 2018

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lazydays Holdings, Inc.
Registration Statement on Form S-1
Filed March 30, 2018
File No. 333-224063

Dear Ms. Ransom:

On behalf of Lazydays Holdings, Inc. (the “Company” or “Lazydays”), we hereby respond to the Staff’s comment letter, dated April 18, 2018, regarding the above referenced Form S-1 filed on March 30, 2018 (the “Form S-1”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.	Please revise your prospectus to disclose the various factors you considered in determining the Series A Convertible Preferred Stock conversion rate and warrant exercise price. In this regard, it is not clear how you have arrived at the 5,962,733 shares of common stock that you have opted to register at this time and which are issuable upon the conversion of your 600,000 shares of Series A Convertible Preferred Stock, considering the current conversion rate appears to be fixed at $10.0625. Please refer to Item 505(b) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and we have revised the disclosure in the Form S-1. With respect to your question regarding how we arrived at the number of 5,962,733 shares of common stock issuable upon conversion of the Series A Preferred Stock, the Certificate of Designation provides that upon the optional conversion by a holder of Series A Preferred Stock, the holder pursuant to Section 6(a) of the Certificate of Designation “shall be entitled to a number of shares of Common Stock equal to the product obtained by multiplying the Conversion Rate (as defined in and determined as provided for in Section 6(c)) then in effect, by the number of shares of Series A Preferred Stock being converted, plus cash in lieu of fractional shares….” The Conversion Rate is calculated as the quotient obtained by dividing the liquidation preference then in effect by the conversion price pursuant to Section 6(c) of the Certificate of Designation.

U.S. Securities and Exchange Commission

April 25, 2018

The liquidation preference currently in effect is $100.00 and the initial conversion price is $10.0625 and as a result the Conversion Rate is 9.9378882 ($100.00 ÷ $10.0625). As a result, 5,962,733 shares of common stock are issuable upon the conversion of the 600,000 shares of Series A Preferred Stock (600,000 x 9.9378882).

2.	We note your disclosure that there is no established public trading market for the Series A Preferred Stock or warrants. Please revise the cover page and throughout the prospectus to clarify your intentions with respect to listing these securities. In this regard, you recently disclosed an intention to list the warrants on NASDAQ. Refer to the prospectus that relates to file no. 333-221723 and Item 501(b)(3) of Regulation S-K

Response:

We acknowledge the Staff’s comment. It was the intention to list the warrants on Nasdaq as was disclosed in the Form S-4 (File No. 333-221723) filed by Andina II Holdco Corp. (“Holdco”) and Holdco applied for listing of the common stock and warrants on Nasdaq. Due to the number of round lot holders of warrants being below the required threshold, the warrants were not able to be listed on Nasdaq. Subsequent to the filing of the Form S-1 on March 30, 2018, the warrants began being quoted on the OTC Pink marketplace. We have revised the disclosure throughout to reflect this development and to clarify that Lazydays does not intend to apply for the listing or quotation of the Series A Preferred Stock on any exchange or marketplace in the future.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Securities and Exchange Commission
Danilo Castelli, Staff Attorney

Lazydays Holdings, Inc.
William P. Murnane, Chief Executive Officer
Maura Berney, Chief Financial Officer
James Meehan, Controller

Akerman LLP
Larry W. Ross II, Esq.